March 16, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enersis Chile S.A.
Amendment No. 1 to
Draft Registration Statement on Form 20-F
Submitted February 25, 2016
CIK No. 0001659939

Ladies and Gentlemen:

On behalf of Enersis Chile S.A. (the “Company”), transmitted herewith is Amendment No. 2 to the draft Registration Statement on Form 20-F of the Company (“Amendment No. 2”) amending Amendment No. 1 to the draft Registration Statement on Form 20-F of the Company that was confidentially submitted on February 25, 2016 (“Amendment No. 1”).

This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 10, 2016 in connection with Amendment No. 1. Set forth below are the Staff’s comments (in bold face type) followed by the Company’s responses. References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in Amendment No. 2.

In addition to changes made to address the Staff’s comments, Amendment No. 2 includes various updated information and provides certain other information that were not available at the time of the confidential submission of Amendment No. 1.

* * * *

U.S. Securities and Exchange Commission	-2-	March 16, 2016

Enersis Chile S.A. Amendment No. 1 to the Draft Registration Statement on Form 20-F

U.S. Federal Income Tax Treatment of the Spin-Off, page 118

1.	Please tell us and disclose whether you plan to obtain an opinion of counsel regarding the tax consequences of the spin-off. If you do not plan to provide a tax opinion, please provide us with your analysis as to why you do not believe such opinion is required. Please refer to Section III of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that it has obtained an opinion of counsel regarding the U.S. federal income tax consequences of the Spin-Off and has included disclosure referencing the opinion in Amendment No. 2. A copy of the opinion is also filed as an exhibit to Amendment No. 2.

Audited Combined Financial Statements as of December 31, 2014 and 2013 and January 1, 2013, and for the years ended December 31, 2014 and 2013…

2. Basis of Preparation of the Combined Financial Statements

2.1 Basis of Presentation, page F-135

2.	We have reviewed your response to comment 25. As previously requested, please tell us and disclose how the shared costs of Enersis S.A., not specifically addressed in footnote 2.1, will be allocated between the operations of Enersis Chile and Enersis Americas. Although we note certain sections discussing the allocation of personnel, interest, and income tax expenses, we assume that such costs do not encompass all shared costs, such as overheads, insurance, and professional services. Please also consider whether further clarifying disclosure should be made.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

All shared costs of Enersis S.A., including (i) overheads such as: general services costs (e.g., insurance, medical), security and rental (offices, parking lot); and (ii) professional services such as: employee benefits administration, treasury, risk management, internal audit, accounting, tax, legal, information

U.S. Securities and Exchange Commission	-3-	March 16, 2016

technology support, communications management, human resources and other professional shared services, not specifically addressed in Note 2.1, were allocated between the operations of Enersis Chile and Enersis Americas based on a specific identification basis, or in certain cases, based on a pro-rata basis of headcount, usage or some other basis depending on the nature of the allocated cost.

The following criteria were applied:

•	Overheads were allocated based on a pro-rata basis of headcount to be allocated to Enersis Chile and Enersis Américas.

•	Professional services were allocated based on a pro-rata basis of headcount, direct usage or benefit where identifiable.

The Company has revised Note 2.1 of the Notes to both the interim and the annual financial statements included in Amendment No. 2 to include additional disclosure regarding the allocation of shared costs of Enersis S.A.

3. Accounting Policies Applied

m) Translation of balances in foreign currency, page F-155

3.	We have reviewed your response to comment 26. It appears that you use U.S. dollar-denominated debt as a hedge to essentially fix the Chilean peso equivalent revenues of foreign U.S. dollar-denominated revenues. If our understanding is correct, please advise us how using debt as a hedge accomplishes this goal and why you do not alternatively use financial instruments, such as forward or swaps, to manage this risk. If our understanding is incorrect, please clearly advise us regarding the purpose and intent of your hedging strategy. Please also address the following comments:

•	You indicate that revenue contracts are indexed to average monthly U.S. dollar exchange rates and billed in Chilean pesos. Please explain how indexing of revenue is accomplished in terms of what the customer is billed and the period over which such contracts are executed. Tell us at what rate the actual forecasted U.S. dollar revenue amount, US$75 in the example provided, is presented in Chilean pesos in the financial statements and how the beginning and end-of-year exchange rate enters into the process.

U.S. Securities and Exchange Commission	-4-	March 16, 2016

•	Please contrast the accounting that would result in your example if hedging was not elected, including how dollar-linked revenue and dollar-denominated debt would be recognized as well as the timing in absence of designation.

•	Your example suggests you hedge revenue transactions for at least 10 years. Considering the prolonged period over which you hedge such transactions, please tell us how you determined that the forecasted revenue transactions are “highly probable” under paragraph 88(c) of IAS 39. In your response, specify the maximum period that you have historically hedged and how such periods are supportable based on the hedging instrument and hedged risk.

•	Please tell us if the debits and credits in illustrative journal entry #2 should be reversed. If not, please tell us why the increase to revenue appears to essentially double, as opposed to offset, the foreign currency remeasurement gain recorded when converting the US$75 revenues at the closing 1:3 exchange rate. If our understanding is not clear, please clarify and provide us with a detailed explanation of the reasons for the direction of the debit/credit in journal entry #2.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

How using debt as a hedge accomplishes the goal to essentially fix the Chilean peso equivalent revenues of foreign U.S. dollar-denominated revenues and why we do not alternatively use financial instruments, such as forward or swaps, to manage this risk.

A portion of the Combined Group revenues from contracts entered into with external customers is indexed to monthly average U.S. dollar exchange rates. Revenue volatility caused by changes in Chilean peso – U.S. dollar exchange rate is offset by the respective volatility of the remaining principal amount of the U.S. dollar-denominated debt. As a result economically, these transactions taken together are equivalent to having peso-denominated debt and peso-denominated revenue, both measured at the exchange rate at the inception of the arrangements.

U.S. Securities and Exchange Commission	-5-	March 16, 2016

The Company uses U.S. dollar-denominated debt for dual purposes:

1.	To obtain the required amount of funding to be utilized in various operating projects and for general corporate purposes and, when applicable, to obtain lower cost of funds compared with local currency debt financing.

2.	To hedge U.S. dollar-denominated highly probable revenues.

If the Combined Group were to use alternative financial instruments to hedge foreign currency exchange risk derived from the revenues, such as forwards or swaps, it would still have to raise new debt in order to finance its operating projects. Using U.S. dollar-denominated debt in addition to alternative financial instruments would create a mismatch of inflows and outflows and would increase the foreign currency exposure of the Combined Group. The use of peso-denominated debt has been less attractive due to lower market liquidity and/or higher interest rates in local currency denominated debt. As a result, the use of dollar-denominated debt as a hedging instrument, as permitted by IAS 39.72 for a hedge of a foreign currency risk using a non-derivative financial asset or liability, creates synergies and allows the Combined Group to reduce financial expenses and increase the effectiveness of the business.

The hedging strategy described above is consistent with the risk management policies of the Combined Group. For more information please see Note 21 of the Notes to both the interim and the annual financial statements included in Amendment No. 2 (in particular, Note 21.2).

How indexing of revenue is accomplished in terms of what the customer is billed and the period over which such contracts are executed.

The Combined Group enters into the contracts with external customers to provide electricity on an ongoing basis over the contract term. Electricity prices in these contracts are indexed to the U.S. dollar. However, customer invoices are paid in Chilean pesos converted at the monthly average U.S. dollar exchange rate for the month that the electricity is consumed. This Chilean peso amount is fixed until the invoice is paid. The average term of the contracts with external customers is for a period of 10 years, and the customers are billed monthly. For example:

The Combined Group issued an invoice to an external customer for the sales made in December 2015, for the amount equivalent to US$100. The monthly average exchange rate in December 2015 was Ch$703.73 per US$1. The invoice would amount to Ch$70,373 (US$100 X Ch$703.73 per US$1).

U.S. Securities and Exchange Commission	-6-	March 16, 2016

At what rate the actual forecasted U.S. dollar revenue amount, US$75 in the example provided, is presented in Chilean pesos in the financial statements and how the beginning and end-of-year exchange rate enters into the process.

The beginning and end-of-year exchange rates do not enter into the process of calculation of actual revenue received. As described above, actual revenue received is converted using the monthly average exchange rates. The illustrative example originally provided in the Company’s prior response did not include a revenue recognition journal entry. The revised illustrative example provided below includes a journal entry in order to illustrate the effect of the transaction on the statements of comprehensive income. In order to simplify the example, the example assumes that all revenue was generated for the month of December and that the December average U.S. dollar exchange rate was the same as the closing rate (please see the revised illustrative example below with the additional information provided).

The accounting that would result in your example if hedging was not elected, including how dollar-linked revenue and dollar-denominated debt would be recognized as well as the timing in the absence of designation.

Please see the revised illustrative example below with the additional information provided. Under both accounting treatments the total comprehensive income is the same. The principal difference arises when allocating the effect for the period between net profit or loss and other comprehensive income and there is also a difference in the presentation of the effects on the face of the income statement, as depicted below. If hedge accounting is not applied, all foreign exchange results are recognized directly in profit or loss.

How we determined that the forecasted revenue transactions are “highly probable” under paragraph 88(c) of IAS 39 and what the maximum period that we have historically hedged is and how such periods are supportable based on the hedging instrument and hedged risk.

It is standard practice for power-supply contracts to be long-term in nature, which are indexed to monthly average U.S. dollar exchange rates, therefore presenting an exposure to variations in our cash flows that ultimately affect profit or loss, since the peso amount of revenue we will realize will vary depending on the U.S. dollar exchange rate. The probability of the contracts is supported by agreements with counterparties that have an average term of 10 years and by the historical volume of revenues. The period that the Combined Group has historically hedged is 10 years. The dynamic roll-over hedge strategy and hedge accounting were first applied on January 1, 2004, which was the date of transition to IFRS by the Combined Group.

The debits and credits in illustrative journal entry #2 should be reversed.

The Company confirms that debits and credits in the original illustrative journal entry #2 should have been reversed. Please see the revised illustrative example below.

U.S. Securities and Exchange Commission	-7-	March 16, 2016

Illustrative example (assumes revenue is recognized at period-end):

Functional currency	$ - Chilean peso
Highly probable forecasted U.S. dollar-linked revenue for the next 10 years, homogeneously received from year to year (1/10 part every year) contracted 1-1-20X1	US$750
U.S. dollar-denominated borrowings with maturity over 10 years issued 1-1-20X1	US$1,000
The adjustment to the quantity of the hedging instrument applied as of reporting date in order to maintain a desired hedge ratio in accordance with dynamic hedging strategy.	75%
Exchange rate U.S. dollar vs Chilean peso as of 1-1-20X1	1:1
Exchange rate U.S. dollar vs Chilean peso as of 12-31-20X1	1:3
Foreign currency loss in 20X1(1)	$2,000
The change in peso value of the expected future cash flows on the hedged item (2)	$1,485
Effectiveness rate calculated (given)	99%
Revenue in 20X1 (10% of 10-year forecast)	US$75
Revenue in 20X1 (assumes revenue is recognized at period-end, and the average monthly rate for December equals to the closing rate)	$225
Income tax effect is ignored for purposes of simplifying the example

Option 1: hedge accounting is applied.

Journal entries (in Chilean pesos):

-------------------1-------------------

Dr Foreign exchange loss (income statement)	515	(3)
Dr Cash flow hedge reserve (other comprehensive income)	1,485	(2)
Cr Borrowings (BS)			2,000	(1)

Description: Recognition of foreign currency difference of the U.S. dollar-denominated borrowings for the year

U.S. Securities and Exchange Commission	-8-	March 16, 2016

-------------------2-------------------

Dr Revenue (income statement)	148.5 (4)
Cr Cash flow hedge reserve (other comprehensive income)		148.5

Description: Reclassification of the proportion of reserve related to the revenue received during the year

-------------------3-------------------

Dr Trade receivables	225
Cr Revenue (income statement)		225

Description: Recognition of revenues

-------------------4-------------------

Dr Cash	225
Cr Trade receivables		225

Description: Customer collection (following month)

(1)	Foreign currency loss in 20X1 as a result of the remeasurement of the borrowings

(2)	Hedged designated proportion of 75% X Foreign currency loss 2,000 X Effectiveness 99%

(3)	Unhedged proportion 25% X Foreign currency loss 2,000 + Ineffectiveness 1% X Hedge proportion 75% X Foreign currency loss 2,000

(4)	Proportion related to current year revenue (10%)

As a result of this accounting, a loss of $ 438.5 (revenue of $ 225 less foreign exchange loss of $ 515 less reclassification of hedge reserve of $ 148.5) is recognized in the income statement. A loss of $1,336.5 (hedge remeasurement of $1,485 less reclassification of hedge reserve of $ 148.5) is recognized in the other comprehensive income for the year. The net result in total comprehensive income for the year is a loss of $ 1,775.

U.S. Securities and Exchange Commission	-9-	March 16, 2016

Option 2: hedge accounting is not applied.

Journal entries (in Chilean pesos):

-------------------1-------------------

Dr Foreign exchange loss (income statement)	2,000 (1)
Cr Borrowings (BS)		2,000

Description: Recognition of foreign currency difference of the U.S. dollar-denominated borrowings for the year

-------------------2-------------------

Dr Trade receivables	225
Cr Revenue (income statement)		225

Description: Recognition of revenues

-------------------3-------------------

Dr Cash	225
Cr Trade receivables		225

Description: Customer collection (following month)

(1)	Foreign currency loss in 20 X 1 as a result of the remeasurement of the borrowings

As a result of this accounting a loss of $ 1,775 (revenue of $ 225 less foreign exchange loss of $ 2,000) is recognized in the income statement. There is no effect on other comprehensive income. The net result in total comprehensive income is also a loss of $ 1,775.

U.S. Securities and Exchange Commission	-10-	March 16, 2016

9. Trade and Other Receivables, page F-165

4.	We have reviewed your response to comment 29. Please explain to us why nearly all of your non-current trade and other receivable balance relate to your foreign operations.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The non-current trade and other receivable balance from Enersis Americas’ foreign operations are mainly receivables recorded in its Argentine and Brazilian subsidiaries (i.e., not spun-off to Enersis Chile). The non-current nature of the receivables from those countries is related to certain specific regulatory measures.

The most significant non-current trade receivable balance (86% out of the total balance from foreign operations in 2014 and 2013) is from our Argentine subsidiaries, Central Costanera, Hidroeléctrica El Chocón, DockSud, that participate in the fund, created by the Argentine Secretary of Energy, called Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (“FONINVEMEM” in its Spanish acronym) whose purpose is to increase electricity capacity and generation within the Argentine Wholesale Electricity Market (“MEM” in its Spanish acronym) through financing received from companies participating within the MEM. Three new generation power plants were constructed through the FONINVEMEM initiative. The financing of the fund was implemented with the contribution of the receivables that generation companies had with the MEM, which is operated by Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA” in its Spanish acronym). CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretary of Energy. The receivables contributed are being recovered through the cash flows from the 10-year energy sales contract that the three new generation plants entered into with the MEM.

The most significant non-current other receivable balance in 2014 (88% out of the total balance from foreign operations in 2014) is from our Brazilian subsidiaries, related to: (i) the Values Compensation Account (“CVA” in its Portuguese acronym), which amount results from the difference between the amounts payable by our distribution companies to purchase electricity and the amounts currently billable pursuant to the tariffs in place. These amounts are deferred in order to maintain stability in the financial results of distribution companies in Brazil and are expected to be recovered through annual tariff adjustments based on the rates needed to offset the deficits of prior periods, according to the regulatory legislation. In this regard, in December of 2014, distributors in Brazil, including our subsidiaries Ampla and Coelce, signed an amendment to their respective concession contracts that allowed the

U.S. Securities and Exchange Commission	-11-	March 16, 2016

recoverability of this account (CVA and others) as part of the assets to be compensated at the end of the concession, if they were not compensated before through tariffs. Currently, IFRS allows the recognition of deferrable revenues, if the amounts are guaranteed to be recoverable; and (ii) Value Added Taxes and other Brazilian indirect taxes (PIS and COFINS in their Portuguese acronym) that will be recovered after 12-months based on the Brazilian tax regulations.

The most significant non-current other receivable balance in 2013 (60% out of the total balance from foreign operations in 2013) is from our Brazilian subsidiaries, related to Value Added Taxes and PIS and COFINS that will be recovered after 12-months based on the Brazilian tax regulations.

In our Chilean business there are no such regulatory specific measures giving rise to the types of receivables as those established in Argentine and Brazil described above.

26. Equity, page F-203

5.	We have reviewed your response to comment 32 and have the following comments:

•	Please clarify why net income attributable to your Endesa Chile noncontrolling interest declined from 37.4% of Endesa Chile’s net income in fiscal 2013 to 17.3% in fiscal 2014.

•	You disclose on page 85 that the net income attributable to non-controlling interest decreased during fiscal 2014 “mainly due to the decrease in the net income contributed by Endesa Chile of Ch$91.5 billion.” Per your disclosure on page F-226, however, it appears that there was a Ch$91.5 billion decrease in comprehensive income, not net income, from fiscal 2013 to 2014. Please explain this discrepancy and revise your disclosures as necessary

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The financial information of our subsidiaries as disclosed in Note 39 Financial Information of Subsidiaries, Summarized, of the Notes to both the interim and the annual financial statements included in Amendment No. 2 corresponds to the statutory financial information prepared in accordance with IFRS and also with the instructions issued by the Superintendency of Securities and Insurance (“IFRS – SVS”), which only in 2014 produced a difference in the net income prepared in accordance with IFRS as issued by the IASB (“IFRS – IASB”). The

U.S. Securities and Exchange Commission	-12-	March 16, 2016

difference is that the statutory financial information includes the recognition of the effect on deferred tax assets and liabilities due to changes in tax rates from the enacted Chilean tax reform in retained earnings instead of profit or loss, as it was recognized in our IFRS – IASB combined financial statements. (See Item 3.A of our Amended Registration Statement).

The following table sets forth Endesa Chile’s net income prepared under IFRS-IASB as compared to IFRS-SVS for fiscal years 2013 and 2014:

Endesa Chile

	2014 ThCh$	2013 ThCh$
Net Income attributable to owners of the parent (IFRS – IASB) [A]	55,872,189	173,143,167
Net Income attributable to owners of the parent (IFRS – SVS)	114,405,118	173,143,167

Deferred income tax effects from the Chilean tax reform	(58,529,579)	—

Non-controlling interests percentage [B]	40.02%	40.02%
Non-controlling interests profit (loss) [A] x [B] (See Note 26.5.1)	22,360,050	69,291,895

As shown table above, there was no decrease in the non-controlling ownership interest percentage in Endesa Chile’s net income from fiscal 2013 to 2014.

U.S. Securities and Exchange Commission	-13-	March 16, 2016

The Company acknowledges the confusion caused by the disclosure of statutory information in Note 39 of the Notes to both the interim and annual financial statements included in the Amendment No. 2. In order to improve the transparency of the amounts disclosed in Amendment No. 2, the Company has revised Note 39 to disclose the financial information of our subsidiaries for 2014 as prepared in accordance with IFRS as issued by the IASB, instead.

Further, non-controlling interest is calculated by multiplying net income attributable to equity owners by the percentage of non-controlling interests. Note 39 does not disclose profit (loss) attributable to owners of parent and non-controlling interests, and as a result, it is not possible to recalculate directly the non-controlling interests profit (loss) from the information disclosed in Note 39.

The Company acknowledges that the disclosure on page 85 of Amendment No. 1 described a decrease of Ch$91.5 billion in comprehensive income, instead of describing a decrease of Ch$117 billion (Ch$173 billion in 2013 as compared to Ch$56 billion in 2014) in the net income contributed by Endesa Chile based on the revised amounts described above. The Company has revised the disclosure in Amendment No. 2 to correct the discrepancy.

* * * *

U.S. Securities and Exchange Commission	-14-	March 16, 2016

Should you have any questions or comments concerning Amendment No. 2, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,
/s/ Chadbourne & Parke LLP

Enclosure

cc:	Nicolás Billikopf
Paolo Pirri